UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Benihana Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
082047200
(CUSIP Number)
Christopher Shackelton/Adam Gray
767 Third Avenue, 35th Floor
New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 25, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Coliseum Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		974,176

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		974,176

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	974,176

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, IA

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Blackwell Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Georgia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		513,838

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		513,838

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	513,838

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Adam Gray

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		974,176

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		974,176

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	974,176

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	082047200

1	NAMES OF REPORTING PERSONS Christopher Shackelton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		974,176

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		974,176

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	974,176

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	082047200
Explanatory Note: This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below in Item 2) with the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2010, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on April 15, 2010 (the “Amendment No. 1”). This Amendment relates to shares of Class A common stock, $0.10 par value per share (the “Class A Common Stock”) of Benihana Inc. (the “Issuer”). In addition to acquiring beneficial ownership of additional shares of Class A Common Stock, the Filers have acquired beneficial ownership over shares of the Issuer’s common stock, $0.10 par value per share (the “Common Stock”). The Filers do not beneficially own more than 5% of the Common Stock and do not have a separate reporting obligation under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock. The Class A Common Stock and the Common Stock are collectively referred to herein as the “Stock.”
Item 1. Security and Issuer.
Item 1 is amended and restated in its entirety as follows:
This statement relates to shares of Class A Common Stock of the Issuer. The principal executive office of the Issuer is located at 8685 Northwest 53rd Terrace, Miami, FL 33166.
Item 2. Identity and Background.
Item 2 is amended and restated in its entirety as follows:
The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:
(a)	As used in this statement, the term “Filers” collectively refers to:
•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Blackwell Partners, LLC, a Georgia limited liability company (“Blackwell”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).
(b)	The address of the principal business and office of the Filers (other than Blackwell) is 767 Third Avenue, 35th Floor, New York, NY 10017. The address of the principal business and office of Blackwell is c/o DUMAC, LLC, 406 Blackwell Street, Suite 300, Durham, NC 27701.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

CCM is an Investment Adviser to Blackwell and another client. Gray and Shackelton are the managers of CCM. Stock listed as beneficially owned by CCM, Gray and Shackelton includes the Stock beneficially owned by Blackwell and another client. Stock listed as beneficially owned by Blackwell only includes shares held directly by Blackwell. Blackwell has no voting or dispositive power with respect to the shares of Stock reported herein.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No.	082047200
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Filers is listed in Row 6 of the cover pages hereto.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is supplemented as follows:
The source and amount of funds used in purchasing the Common Stock described in Item 5 were as follows:

Purchaser	Source of Funds	Amount
Blackwell	Working Capital	$326,700.03
CCM	Funds under Management	$380,974.64
Item 4. Purpose of Transaction
Item 4 is amended and restated in its entirety as follows:
On May 25, 2010, Gray and Shackelton, two of the Filers, met with Alan Levan (“Levan”), a director of the Issuer. During the meeting, Gray, Shackelton and Levan discussed CCM’s interest in exploring the possibility of the appointment or nomination for election of individuals designated by CCM to the board of directors of the Issuer. Levan responded that the Issuer would consider CCM’s interest in designating individuals for appointment or election to the board. In light of this meeting, CCM is in the process of evaluating its alternatives and expects in the future to engage in further discussions with management and/or members of the board of directors of the Issuer concerning such potential interest. To that end, CCM may decide to take other steps to formally recommend individuals for nomination by the board of directors of the Issuer, or otherwise formally nominate individuals for election to the board of directors in accordance with the bylaws of the Issuer.
The Filers acquired the Stock for investment purposes, and such purposes were made in the Filers’ ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers’ modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Stock or dispose of all Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP No.	082047200
Item 5. Interest in Securities of the Issuer.
Item 5 is amended and supplemented as follows:
Class A Common Stock
The information relating to the beneficial ownership of Class A Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 9,761,827 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended January 3, 2010, filed with the Commission on February 18, 2010 (the “Issuer’s Q3 10-Q”).
The Filers effected the following transactions in the Class A Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Class A Common Stock by the Filers since the filing of Amendment No. 1:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
CCM	P	5/25/2010	9,500	5.71
Common Stock
The following table set forth the beneficial ownership for each of the Filing Persons related to the Common Stock. Each of the percentages set forth in the table are calculated based upon 5,634,764 shares of Common Stock outstanding as disclosed in the Issuer’s Q3 10-Q.

CCM
Sole Voting Power	0
Shared Voting Power	187,305
Sole Dispositive Power	0
Shared Dispositive Power	187,305
Percent of Class	3.3%

Blackwell
Sole Voting Power	0
Shared Voting Power	93,903
Sole Dispositive Power	0
Shared Dispositive Power	93,903
Percent of Class	1.7%

Gray
Sole Voting Power	0
Shared Voting Power	187,305
Sole Dispositive Power	0
Shared Dispositive Power	187,305
Percent of Class	3.3%

Shackelton
Sole Voting Power	0
Shared Voting Power	187,305
Sole Dispositive Power	0
Shared Dispositive Power	187,305
Percent of Class	3.3%
The Filers effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock by the Filers since the filing of Amendment No. 1:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
CCM	P	5/6/2010	1,350	6.11
Blackwell	P	5/6/2010	1,350	6.11
CCM	P	5/7/2010	1,495	6.15
Blackwell	P	5/7/2010	1,495	6.15
CCM	P	5/10/2010	6,800	6.17

CUSIP No.	082047200

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Blackwell	P	5/10/2010	6,800	6.17
CCM	P	5/11/2010	250	6.23
Blackwell	P	5/11/2010	250	6.23
CCM	P	5/12/2010	5,000	6.50
Blackwell	P	5/12/2010	5,000	6.50
CCM	P	5/13/2010	4,607	6.50
Blackwell	P	5/13/2010	4,606	6.50
CCM	P	5/14/2010	850	6.50
Blackwell	P	5/14/2010	851	6.50
CCM	P	5/17/2010	300	6.50
Blackwell	P	5/17/2010	300	6.50
CCM	P	5/19/2010	2,250	6.50
Blackwell	P	5/19/2010	2,251	6.50
CCM	P	5/24/2010	27,500	6.15
Blackwell	P	5/24/2010	27,500	6.15
CCM	P	5/25/2010	2,000	6.07
Blackwell	P	5/25/2010	2,000	6.07

The information contained in Item 6 below is incorporated herein by reference.

CUSIP No.	082047200
SIGNATURES
After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2010

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Christopher Shackelton	/s/ Christopher Shackelton

	Christopher Shackelton, Manager	Christopher Shackelton

BLACKWELL PARTNERS, LLC		ADAM GRAY

By:	Coliseum Capital Management, LLC, Attorney-in-fact

By:	/s/ Adam Gray	/s/ Adam Gray

	Adam Gray, Manager	Adam Gray